UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Result of the February 2025 Extraordinary General Meeting of Shareholders

On February 19, 2025, Universe Pharmaceuticals INC (the “Company”) re-convened its extraordinary general meeting of shareholders, originally convened on February 17, 2025 (the “February 2025 Extraordinary General Meeting”) at 10:00 a.m., Beijing Time, at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China.

At the February 2025 Extraordinary General Meeting, shareholders of the Company passed an ordinary resolution approving the indefinite adjournment of the February 2025 Extraordinary General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: February 20, 2025	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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